September 19, 2015

Ms Cecelia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

United States of America

Re:	China Southern Airlines Company Limited Form 20-F for Fiscal Y ear Ended December 31, 2014 Filed April 30, 2015 File No. 1-14660

Dear Ms. Blye:

Our company, China Southern Airlines Company Limited, a company incorporated in the People’s Republic of China (the “Company”), is responding to an inquiry letter (the “Inquiry Letter”) dated July 15, 2015, from the staff of the Securities and Exchange Commission (the “Staff”, and the “Commission”, as applicable) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014 (the “Annual Report” or “Form 20-F”). Our response addresses information relating to the Company's fiscal years 2012, 2013 (when applicable), and 2014 as covered by the consolidated financial statements in the Form 20-F and the Company’s current and anticipated operations.

The text of each inquiry, and the Company’s response thereto, are set forth below corresponding with request for information contained in the Inquiry Letter.

Questions:

1. You stated in your letter to us dated October 10, 2012 that you had business related to Sudan. Sudan is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please provide us with information regarding your contacts with Sudan since the referenced letter. You should describe any services or fees you have provided into Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Sudan or entities it controls.

2. Please discuss the materiality of any contacts with Sudan you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

Ms Cecelia Blye, Chief
September 19, 2015

3. You also stated in your 2012 letter that during 2011 you received services from Iran Air, and that you did not anticipate any significant change to your operations in Iran. Your 20-F does not include information about transactions or dealings with Iran Air. To the extent that you had transactions or dealings with Iran Air in fiscal 2014, please provide us with your analysis as to why you were not required to disclose your business with Iran Air in response to Exchange Act Section 13(r).

In this regard, please note that Iran Air is Iran’s national airline carrier, and is designated by the U.S. Department of the Treasury pursuant to Executive Order No. 13382. Exchange Act Section 13(r)(1)(D)(ii) requires disclosure in the annual report on Form 20-F if, during the period covered by the report, the issuer or an affiliate knowingly conducted any transaction or dealing with any person whose property and interests in property are blocked pursuant to Executive Order No. 13382. Section 13(r)(1)(D)(iii) requires disclosure if the issuer or an affiliate knowingly conducted any transaction or dealing with any person or entity identified as the Government of Iran without the specific authorization of a Federal department or agency.

Response:

For the reasons set forth below, based on an assessment of both quantitative and qualitative factors, the Company believes that its operations in Sudan for fiscal years 2012, 2013, and 2014 as set out below are not material to the Company and do not constitute a material investment risk to its security holders. On advice from outside counsel, the Company understands it is obligated to disclose its transactions with Iran Air in its annual filings pursuant to Exchange Act Section 13(r)(1)(D)(iii). It commits to do so in future filings. However, the Company believes such activities do not pose a material investment risk to the Company's shareholders, whether measured quantitatively or qualitatively.

1. SUDAN - DESCRIPTION OF OPERATIONS IN SUDAN

The Company has never had any operations in Sudan. The Company has also stopped offering for sale flight tickets from China to Khartoum in Sudan on the Company's website since April 2013. The route from China to Khartoum was divided into two flight segments: the first segment was between China and Amsterdam, The Netherlands, and the second segment was between Amsterdam and Khartoum, Sudan. Before April 2013, the Company conducted flights for the first segment while Royal Dutch Airlines ("KLM") conducted flights for the second segment. KLM has cancelled all flights for the second segment since April 2013.

Currently with the help of its transport partners, the Company can transit its passengers from Dubai or Nairobi and other places to Khartoum. Passengers can purchase tickets through the Company's sales agents or its ticket offices (which are not located in Sudan). The Company collects an extremely small amount of commission from its transport partners for the above flights, the amount of which for fiscal years 2012, 2013, and 2014 is disclosed in the "Sudan - Materiality of Contacts with Sudan" section below. It is the Company's understanding that traveling to and from Sudan is not prohibited by the Government of the United States.

The Company has not provided any equipment, components, technology, or fees to Sudan, directly or indirectly, from the date of its October 10, 2012 reply letter to the Commission ("2012 reply letter") to date. Nor has it had any offices, branches, subsidiaries, facilities, sales agents, ground staff, or other employees in Sudan during the above mentioned time period. In addition, the Company has not had any agreements, arrangements, or other contacts with the Government of Sudan or entities it controls from the date of its 2012 reply letter to date.

Ms Cecelia Blye, Chief
September 19, 2015

2. SUDAN - MATERIALITY OF CONTACTS WITH SUDAN

The Company collects an extremely small amount of commission from its transport partners' flights to transit passengers from Dubai or Nairobi and other places to Khartoum. The amount of the above commission for fiscal years 2012, 2013 and 2014, respectively, is listed as below:

Fiscal Year 2012	Fiscal Year 2013	Fiscal Year 2014

RMB164.76 (approx. USD26.93)	RMB310.13 (approx. USD50.68)	RMB150.97 (approx. USD24.67)

As shown above, the commission that the Company collects from its transport partners' flights relating to Sudan is extremely small to the extent that it is meaningless to compare that amount with the Company's total revenue in the corresponding fiscal year.

The Company had not changed its practices concerning the Sudan-related flights from the date of its 2012 reply letter to April 2013, when it ceased to sell tickets for Sudan-related flights. As discussed in the 2012 reply letter, the Company believes that its Sudan-related flights before April 2013 were immaterial, had not materially affected its reputation or share value, and had not resulted in any qualitative material risk for its investors.

Since April 2013, the Company no longer offers Sudan related airline tickets online and only collects an extremely small amount of commissions from its transport partners' flights relating to Sudan. The Company also does not have any assets or liabilities in Sudan. Therefore, the Company believes that its activities that relate to Sudan since April 2013 do not constitute a material investment risk for its security holders, whether measured quantitatively or qualitatively. The Company also does not believe that its corporate activities relating to Sudan will cause any adverse impacts on the Company's reputation or share value.

3. IRAN

Description of Operations in Iran

As disclosed in the 2012 reply letter, the Company operates air services to and from Iran through the specifically designated route of "Beijing - Urumqi - Tehran - Urumqi - Beijing" (the “Iran Route”) and engages in international traffic in passengers, cargo and mail.

The Company registered and established an office in Teheran, Iran in October 2007 ("Iran Office"), which currently employs 15 staff. The Company also sells its own transportation in the territory of Iran through 25 local sales agents. In order to provide its aviation service in Iran, the Company has entered into certain grounding service agreement with Iran Air whereby Iran Air provides the Company with grounding service, maintenance and other support services in return for certain service fees to be paid by the Company in accordance with the agreement. The Company does not operate flights within Iran.

The Company does not provide, nor has it ever provided any equipment, component, or technology to Iran. The service rendered by the Company to Iran is limited to the provision of international traffic in passengers, cargo and mail and those services provided by its local offices and agents to customers.

Ms Cecelia Blye, Chief
September 19, 2015

The Company’s international route rights, as well as the corresponding landing rights, are derived from air services agreements negotiated between the Chinese government, through the Civil Aviation Administration of China, and the governments of the relevant foreign countries. With respect to the Iran Route, the Company’s international route rights associated thereto are derived from and based on the bilateral air transport agreement (the “Bilateral Agreement”) entered into by and between the Chinese government and the Iranian government. Both parties are contracting parties to the Convention on International Civil Aviation, opened for signature at Chicago on December 7, 1944, and entered into the Bilateral Agreement with an aim to establish and operate scheduled air services between and beyond the two countries’ respective territories. The Bilateral Agreement, which has been registered with the International Civil Aviation Organization, sets forth general principles and specific rules governing the Company's aviation services in Iran.

Please be advised that the Company does not anticipate any significant change in its service to Iran, either by way of increasing significantly the size of or altering the nature of its operations in the territory.

Quantitative Analysis - Iran

We set out below the Company’s financial performance associated with Iran for fiscal year 2014 (the “Financial Breakdown”). As shown in the Financial Breakdown, in the fiscal year ended December 31, 2014, the Company generated approximated US$ 4.09 million revenue from air services to Iran. This amount is inconsequential, representing approximately 0.0231% of the operating revenue of US$ 17,745.38 million generated by the Group (i.e., the Company and its consolidated subsidiaries) for the year. The revenue the Company generated in fiscal year 2014 in connection with the air services in Iran (US$ 4.09 million) has also had a significant decrease compared to the revenue the Company generated in fiscal year 2011 (US$ 12.55 million, as disclosed in the 2012 reply letter). As noted in the Financial Breakdown, the value of the assets and liabilities of the Iran Office, respectively, is also inconsequential, compared with the Group’s total assets and liabilities, respectively, for fiscal year 2014.

Financial Breakdown:

Fiscal Year 2014

USD’Million
Revenues from Iran office	4.09
Total assets of Iran office (note (i))	0.86
Mainly comprise of : Cash (note (ii))	0.41
Total liabilities of Iran office (note (iii))	0.86
Mainly comprise of : Amount due to the Company	0.85

Note (i): The assets of the Iran office for fiscal year 2014 represent 0.0028% of the total assets of the Group for the corresponding year.

Note (ii): The reason for high cash balance is the implementation by the Iranian government of complicated procedures over the transfer of funds out of Iran, causing delays in remitting funds back to China.

Ms Cecelia Blye, Chief
September 19, 2015

Note (iii): The liabilities of the Iran office (excluding amount due to the Company) for fiscal year 2014 represent 0.0036% of the total liabilities of the Group for the corresponding year.

Based on the quantitative analysis above, the Company believes that its operations in Iran in fiscal year 2014 are quantitatively immaterial to its business, financial condition and results of operations.

Materiality of Contacts with Iran

The Company believes that its business operations in Iran are immaterial, have not materially affected its reputation or share value, and have not resulted in any qualitatively material risk for its investors. The Company has reached the conclusion based on the following analysis.

With respect to the extent of its operations in Iran, the Company’s business activities in or related to Iran are limited to the provision of international transportation in passengers, cargo and mail, through the specifically designated schedule routes (i.e. the Iran Route).

The Company does not export equipment, components, or technology to Iran, and except for the Iran office as described above, the Company has no subsidiaries, joint venture interests or other investments in Iran. In addition, to the best of its knowledge, the Company does not have any agreements, commercial arrangements, or other contacts with the Iranian government or entities controlled thereby except for the Commercial Air Services Agreements required for operating the Iran Route, which were entered into by the parties purely for the purposes of implementing the agreed establishment and operation of scheduled air services between China and Iran as contemplated by the Bilateral Agreement.

The commencement of the Iran Route, as well as the implementation of the international route rights associated with Iran based on the Bilateral Agreement, is purely for the purposes of expanding the Company’s international route network, enhancing the Company’s competitiveness and exploring opportunities in the international aviation market. The office maintained by the Company in Iran primarily engages in the promotion of the Company’s business interests, including working with the local sales agents and coordinating the airport services. Moreover, since the air transportation sold into Iran by the Company is strictly used for civil aviation purposes (passengers, cargo and mail) to meet demands of ordinary citizens in international traffic and enhance their day-to-day life quality, the Company does not believe that such activity would reflect negatively on the reputation of the Company or on its share price.

The Company believes that its operations in Iran are conducted in full compliance with applicable laws and regulations.

Analysis of CSA's Compliance with Exchange Act Section 13(r) and Executive Order No. 13382

The Company understands that Iran Air is Iran's national airline carrier and is designated by the U.S. Department of the Treasury pursuant to Executive Order No. 13382. However, Executive Order No. 13382 only "prohibits all transactions between the designees and any U.S. person." The Company is incorporated in the People's Republic of China and is a foreign issuer in the United States. As the Company is not a U.S. person, its transactions with Iran Air are not prohibited by Executive Order No. 13382.

Ms Cecelia Blye, Chief
September 19, 2015

Exchange Act Section 13(r)(1)(D)(ii) requires disclosure in the annual report on Form 20-F if, during the period covered by the report, the issuer or an affiliate knowingly conducted any transaction or dealing with any person whose property and interests in property are blocked pursuant to Executive Order No. 13382. The Company understands this obligation and will make adequate disclosure pursuant to this provision.

The Company further understands that it has an obligation to disclose its transactions with Iran Air as described above under Exchange Act Section 13(r)(1)(D)(iii). Iran Air is Iran's national airline carrier and is controlled or owned by the Government of Iran. The Company believes that Iran Air can be identified as the Government of Iran under Section 560.304 of title 31, Code of Federal Registration (relating to the definition of the Government of Iran). The Company has not obtained any specific authorization of a Federal department or agency of the United States concerning its transactions with Iran Air. The Company will ensure proper disclosure of its transactions with Iran Air in its future annual reports on Form 20-F.

As described above, the Company believes that its operations in Iran are quantitatively immaterial to its business, financial condition and results of operations and have not resulted in any qualitatively material risk for its investors.

Conclusion

Based on the foregoing, the Company believes that its operations in Iran and Sudan are immaterial and have not materially affected its reputation or share value. Accordingly, the Company believes that neither the quantitative size nor the qualitative nature of these operations constitutes a material investment risk to its security holders.

Given that the Company has no operations in Sudan, the Company does not believe that any disclosure in the Annual Report relating to Sudan would be deemed important by a reasonable investor in making an investment decision. The Company will ensure proper disclosure concerning its transactions with Iran Air in its future filings with the Commission.

The Company will continue to monitor carefully its operations in Iran and Sudan and consider the potential impact, if any, on investment risk to its shareholders, as well as its disclosure obligations with respect thereto. As stated above, the Company does not anticipate any significant change in its operations in Iran and Sudan. However, if and when the quantitative size or qualitative nature of these operations becomes significant or poses a material investment risk to its security holders, the Company will provide additional disclosure regarding such operations in its filings with the Commission, to the extent that shall be deemed important by a reasonable investor in making an investment decision.

Please be advised that the Company understand its obligations to ensure the accuracy and adequacy of the disclosure in its filings with the Commission, that its filings include all information required under the Securities Exchange Act of 1934 and that it provide all information that investors require for an informed investment decision.

Furthermore, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Ms Cecelia Blye, Chief
September 19, 2015

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above information adequately addresses the requests raised in the Inquiry Letter. Please contact our counsel, Richard Newcomb, at email address: Richard.Newcomb@dlapiper.com or by phone at +1 202 799 4434 or Stephen Peepels, at email address: Stephen.peepels@dlapiper.com or by phone at +852 2103 0594 or Sammy Fang, at email address: Sammy.Fang@dlapiper.com or by phone at +852 2103 60649 if you have questions regarding the information provided in this letter.

For and on behalf of

China Southern Airlines Company Limited

Si Xianmin

Chairman, China Southern Airlines

CC:	Richard Newcomb, DLA Piper LLP (US)
Stephen Peepels, DLA Piper Hong Kong
Sammy Fang, DLA Piper, Hong Kong